

SEC
Mail Processing
Section

MAR 05 2018

Washington DC
408

SE   18006506   N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69677 9ᵘ

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 3, 2017 AND ENDING December 31, 2017

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Republic Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 North Racine Avenue, Suite 4700

(No. and Street)

Chicago	Illinois	60614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rob Levin (773) 236-8045

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – if individual, state last, first, middle name)

10 S. Riverside Plaza 9th Floor Chicago	Illinois	60606
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Rob Levin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Republic Partners, LLC _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

```
EFFIE J SHIMP
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 15, 2019
```

_____
Notary Public

_____
Signature

MANAGING MEMBER + CEO
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members
Republic Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Republic Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Republic Partners, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Republic Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Republic Partners, LLC's management is responsible for Republic Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 15, 2018



Republic Partners, LLC

**Financial Report
With Supplemental Information
December 31, 2017**

Republic Partners, LLC

Contents



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Republic Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Republic Partners, LLC as of December 31, 2017 and the related statements of operations, changes in members' equity and cash flows for the period from January 3, 2017 (date of registration) through December 31, 2017 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Republic Partners, LLC as of December 31, 2017 and the results of its operations and its cash flows for the period from January 3, 2017 through December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Republic Partners, LLC's management. Our responsibility is to express an opinion on Republic Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Republic Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental Computation of Net Capital under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information relating to Possession or Control Requirements under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Republic Partners, LLC's financial statements. The supplemental information is the responsibility of Republic Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Republic Partners, LLC's auditor since January 3, 2017.
Chicago, Illinois
February 15, 2018



1

Republic Partners, LLC


Statement of Financial Condition
December 31, 2017


Assets

Cash	$	2,917,279
Accounts Receivable - Trade		83,130
Prepaid Expenses		17,830
Other Current Assets		30,601
Property & Equipment (Net of Accumulated Depreciation of $9,856)		19,135
Deposits		345
Total Assets	$	3,068,320

Liabilities & Members' Equity

Accounts Payable - Trade	$	20,614
Accrued Expenses:		
Compensation & Benefits		522,018
Other		28,080
Total Liabilities		570,712
Members' Equity		2,497,608
Total Liabilities & Members' Equity	$	3,068,320

Republic Partners, LLC

Total Revenue		$ 2,594,620
Expenses		
Salaries & Wages	789,729	
Professional Fees	98,136	
Benefits	82,928	
Office Lease	51,232	
Travel, Meals & Entertainment	13,957	
Utilities	12,423	
Compliance & Licensing	9,273	
Other Expense	146,553	
Total Expense		1,204,231
Income Before Taxes		1,390,389
Illinois Replacement Tax		24,535
Net Income		$ 1,365,854

Republic Partners, LLC

Statement of Changes in Members'
Equity for the Period from January
3, 2017 (Date of registration)
through December 31, 2017

Balance - As of January 3, 2017	$	1,491,754
Net Income		1,365,854
Distributions		(360,000)
Balance - As of December 31, 2017		2,497,608

Republic Partners, LLC

Statement of Cash Flows from January 3, 2017 (Date of Registration) through December 31, 2017

Cash Flows from Operating Activities		
Net Income	$	1,365,854
Adjustments to reconcile Net Income to cash provided by operations:		
Add: Depreciation Expense		2,941
Change in Accounts Receivable - Trade		205,695
Change in Prepaid Expenses		(17,830)
Change in Other Assets and Deposits		(30,946)
Changes in Accounts Payable - Trade		20,569
Change in Accrued Expenses		325,527
Net Cash provided by operating activities		1,871,810
Net Cash used Investing Activities - Acquisition of Property & Equipment		(17,200)
Net Cash used in Financing Activities - Distributions		(360,000)
Net Increase in Cash		1,494,610
Cash - Beginning of Period		1,422,669
Cash - End of Period	$	2,917,279

Republic Partners, LLC

Note 1 -Nature of Business and Summary of Significant Accounting Policies

Republic Partners, LLC (the "Company") was formed May 29, 2013 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Illinois. There are two members of the Company. The Company's office is located in Chicago, Illinois and provides financial advisory services to closely held companies throughout the United States.

Effective January 3, 2017, the Company became registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As a registered broker-dealer, the Company provides financial advisory services in connection with mergers and acquisitions and placement agent services in connection with the private placement of securities.

Aspects of the Limited Liability Company – As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has two classes of member interests and the members' interests are in proportion to the number of units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement and the Class B Membership Interests Award Agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes – The Company is treated as a partnership for income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes.

Accounting principles generally accepted in the United States of America (GAAP) requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more – likely – than not would not be sustained upon examination by the Internal Revenue Service (IRS). As of December 31, 2017, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Cash – The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition – Revenue is realized from fees for services provided in connection with the sale or purchase of an entity or as a percentage of the amount of privately placed securities in a financing event, the effect of which is to change the financial structure, control, or ownership of an entity. These fees are recognized as earned when the related transaction is completed. Revenue from advisory services are earned and recognized as services are performed.

6

Republic Partners, LLC

Note 1 -Nature of Business and Summary of Significant Accounting Policies – (Continued)

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of Minimum Net Capital and requires a ration of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $2,346,567 of which $2,308,520 was in excess of its required net capital of $38,047. The Company's ratio of aggregate indebtedness to net capital was .24 to 1.0.

Note 3 – Major Customers

For the period from January 3, 2017 through December 31, 2017, 80% of the Company's fee revenue was attributable to three clients. While there were outstanding balances owed from the Company's clients all amounts outstanding at December 31, 2017 were paid in full by January 31, 2018 with the exception of an outstanding invoice in the amount of $20,000 due from Transco, Inc. for which payment is anticipated before February 28, 2018.

Note 4 – Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress nor are any anticipated as of December 31, 2017.

Note 5 – Subsequent Events

No significant events occurred subsequent to year-end. Subsequent events have been evaluated through February 8, 2018, which is the date these financial statements were issued.

Supplemental Information

Republic Partners, LLC

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2017

Total Members' Equity	$ 2,497,608
Deductions and / or Changes	
Non-allowable assets	(151,041)
Non-allowable liabilities	-
Net capital	2,346,567
Net Capital Required	38,047
Excess Net Capital	$ 2,308,520
Aggregate Indebtedness	570,712
Ratio of Aggregate Indebtedness to Net Capital	.24 to 1.0

No material differences exist between the audited Computation of Net Capital presented above and the corresponding schedule included in the Company's unaudited amended December 31, 2017 Form X-17A-5 Part II filed on February 1, 2018.

Republic Partners, LLC

**Computation for Determination of
Reserve Requirements under SEC
Rule 15c3-3 and Information
relating to Possession or Control
Requirements under
SEC Rule 15c3-3**

The Company claimed an exemption from SEC Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. The Company's business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers.



Plante & Moran, PLLC
10 South Riverside Plaza
9ᵗʰ floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Republic Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Republic Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Republic Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Republic Partners, LLC stated that Republic Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Republic Partners, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Republic Partners, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 15, 2018

11

Republic Partners LLC

2000 N. Racince Ave., Suite 4700

Chicago IL, 60614

Republic Partners, LLC's Exemption Report

Republic Partners, LLC (the "Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the period January 3, 2017 (Date of registration) through December 31, 2017 without exception.

I, Edward McCabe, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Edward McCabe
CCO & Finop
February 6, 2018